                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                    Under the Securities Exchange Act of 1934

                        For the month of November, 2000

                                  OpenTV Corp.

                 (Translation of registrant's name into English)

                            401 East Middlefield Road
                             Mountain View, CA 94043

                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F  "X"                       Form 40-F   " "
                        ---                                   ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  " "                                No  "X"
                       ---                                    ---

                        REPORT OF FOREIGN PRIVATE ISSUER

                        FOR THE MONTH OF NOVEMBER, 2000

             UNAUDITED INTERIM FINANCIAL STATEMENTS OF OPENTV CORP.


Attached as Exhibit 99.1 to this Report on Form 6-K are the unaudited consolidated financial statements of OpenTV Corp. as of September 30, 2000 and for the nine month periods ended September 30, 2000 and 1999.

EXHIBITS


EXHIBIT NO.              DESCRIPTION
99.1                     Unaudited consolidated financial statements of OpenTV
                         Corp. as of September 30, 2000 and for the nine month periods ended September 30, 2000 and 1999.


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        OpenTV Corp.
                                        (Registrant)


             Date: November 17, 2000    By: /s/ Randall S. Livingston
                                            ---------------------------------
                                            Randall S. Livingston
                                            Executive Vice President

                                  EXHIBIT LIST


                                                                  Sequential
EXHIBIT        DESCRIPTION                                          Page
                                                                  Number
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99.1 Unaudited consolidated financial statements of OpenTV Corp. as of September 30, 2000 and for the nine month periods ended September
               30, 2000 and 1999.